Exhibit 99.1 (b)

Updated notice to holders of ADSs regarding termination of Deposit Agreement

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING DEPOSITED ORDINARY SHARES OF:

ZEALAND PHARMA A/S ONE ADS REPRESENTS ONE COMMON SHARE

CUSIP: 98920Y304 AND UNDERLYING ISIN: DK0060257814

Company announcement – No. 33 / 2022

Copenhagen, DK and Boston, MA, August 8, 2022 – Zealand Pharma A/S (“Zealand” or the “Company”) (Nasdaq: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-headquartered biotechnology company focused on the discovery and development of innovative peptide-based medicines, hereby provides notice to holders of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) representing deposited ordinary shares of the Company regarding termination of the Deposit Agreement (the “Deposit Agreement”), dated August 8, 2017, among the Company, The Bank of New York Mellon, as depositary (the “the Depositary”), and Owners and ADR Holders (“ADR Holders”).

On August 3, 2022, ADR Holders were notified by the Depositary that the Depositary will terminate the Deposit Agreement effective at 5:00 PM (Eastern Time) on November 2, 2022.

Under the terms of the Deposit Agreement, ADR Holders have until at least November 7, 2022, to surrender their Zealand ADRs for delivery of the underlying shares. If ADR Holders surrender ADRs for delivery of the underlying shares, ADR Holders must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADR surrendered and any applicable U.S. or local taxes or governmental charges. Payment should be made payable to the Depositary.

Subsequent to November 7, 2022, under the terms of the Deposit Agreement, the Depositary may attempt to sell the underlying shares. If the Depositary has sold such shares, ADR Holders must surrender their ADRs to obtain payment of the sale proceeds, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADR.

In order to convert ADSs to ordinary shares of the Company, ADR Holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing common share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

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About Zealand Pharma A/S
Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 and is headquartered in Copenhagen, Denmark, with a presence in the U.S. that includes Boston. For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement
The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events, including forward-looking statements about the termination of the Company’s ADR program. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly.

Contact:

Anna Krassowska, PhD

Vice President, Investor Relations & Corporate Communications

Zealand Pharma

Email: ank@zealandpharma.com

David Rosen (U.S. Media)

Argot Partners

Email: media@zealandpharma.com